Mail Stop 3561

April 28, 2006

Mr. Michael J. Swenson
President and Chief Executive Officer
Northern States Power Company
1414 W. Hamilton Avenue
Eau Claire, WI 54701

> **Re:** **Northern States Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 1-03140**

Dear Mr. Swenson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Legal Costs, page 32

1. We note your disclosure that legal accruals are recorded net of insurance recovery. Please confirm whether this statement relates to you balance sheet presentation, income statement presentation, or both. If applicable to your

balance sheet, please tell us why you believe your presentation is appropriate and explain whether right of offset exists. See FIN 39 and paragraph 7 of APB 10.

Note 9. Commitments and Contingencies

Environmental Contingencies, page 42

2. In regards to your environmental remediation liabilities, please address the following items:

   - Please disclose in future filings whether the obligations are recorded on a discounted basis. See paragraph .153 of SOP 96-1, and;

   - We note your disclosure on page 44 that the estimated cost to remediate the Chippewa Falls Manufactured Gas Plant site is $5.0 million. Please tell us why you have not recorded an environmental liability related to this site;

   Please also consider disclosing in future filings further information suggested by SAB Topic 5-Y including:

   - The timing of payments of accrued and unrecognized amounts;

   - The material components of the accruals and significant assumptions underlying estimates;

   - To what extent losses may be recoverable from third parties;

   - The recurring costs of managing hazardous substances and pollutions in ongoing operations;

   - Mandated expenditures to remediate previously contaminated sites, and;

   - Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.

Disclosure Control and Procedures, page 50

3. We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Revise this section in future filings to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including, your principal

executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief